

VIA FACSIMILE AND U.S. MAIL

January 23, 2008

Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **RE: Ameriprise Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-32525**

Dear Mr. Berman:

We have reviewed your letter dated January 14, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Liquidity and Capital Resources, page 43</u>

<u>Operating Activities, page 45</u>

1. We have read your response to comment two from our letter dated December 28, 2007. Please more fully explain what is meant by transfers between fixed and variable annuities and transfers from brokerage accounts, including the circumstances under which they arise. Please also tell us how you determined that transfers between fixed and variable annuities and transfers from brokerage

accounts should be reported in cash flows from financing activities, citing the accounting literature used to support your conclusion. Given that you also propose to reclassify your transfers between fixed and variable annuities and transfers from brokerage accounts in future filings, please provide us with your materiality analysis that supports your conclusion that the change in operating cash flow is not material to the periods presented. Please tell us how you determined that it was appropriate to make this reclassification on a prospective basis.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief